January 7, 2013

VIA EDGAR -CORRESPONDENCE

Mr. Daniel Greenspan
Ms. Karen Yubell
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, DC 20549

Re:      Propanc Health Group Corporation
Amendment No. 3 on Form Post-Effective Amendment No. 3
File No. 333-175092

Dear Mr. Greenspan and Ms. Yubell:

We are counsel to Propanc Health Group Corporation (“Propanc,” the “Company” or “our client”). We have received your verbal comments and, on behalf of our client, are responding thereto as set out below. In addition, we have attached a copy of the Post-Effective Amendment No. 3 (“POS AM No. 3”), which has been marked with the changes against the Company’s Post-Effective Amendment No. 2, which was filed on December 17, 2012.

Revisions relative to disclosure that there is “no public trading market”

We have revised the POS AM No. 3 to remove references to “no public trading market” and have instead included disclosure where applicable that there is a limited trading market for the Company’s common stock.

Disclosure relative to market price of the Company’s common stock as of a practicable date

We have included the market price of the Company’s common stock as of January 4, 2013, where applicable.

Disclosure in Explanatory Note relative to termination of “Best Efforts” Offering

We have included a statement in the Explanatory Note of the POS AM No. 3 that the Company’s “Best Efforts” offering was terminated subsequent to the Company selling 27,300 shares of common stock pursuant to that offering. Further, we added a statement that the POS AM No. 3 relates solely to sales of common stock by the Selling Securityholders named therein.

Disclosure in Explanatory Note clarifying Sales by Selling Securityholders

We have included a statement in the Explanatory Note of the POS AM No. 3 that the Selling Securityholders may sell their respective shares of common stock beyond the one hundred and eighty period specified in the Company’s Post-Effective Amendment No. 1, which was filed on March 29, 2012.

We thank you for your consideration and assistance regarding this matter.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ Peter J. Gennuso
Peter J. Gennuso, Esq.

Cc: James Nathanielsz, CEO